FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 30, 2007

Lorus Therapeutics Inc.

(Translation of registrant’s name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: May 30, 2007	By:	/s/ Elizabeth Williams
Elizabeth Williams
Director of Finance and Corporate Secretary

EXHIBIT LIST

99.1
ARRANGEMENT AGREEMENT between LORUS THERAPEUTICS INC. and NUCHEM PHARMACEUTICALS INC. and GENESENSE TECHNOLOGIES INC. and 6650309 CANADA INC. and PINNACLE INTERNATIONAL LANDS, INC. and 6707157 CANADA INC. Dated as of May 1,2007